

Jim Barsness · 3rd

Vice President at Congruent Investment Partners

Tulsa, Oklahoma, United States · 500+ connections ·

Contact info

**Congruent Investme
Partners**

 **University of Nebras
Lincoln**

Experience

Vice President
Congruent Investment Partners
Sep 2014 – Present · 6 yrs 3 mos
Dallas/Fort Worth Area

 **Associate**
Houlihan Lokey
Jul 2011 – Sep 2014 · 3 yrs 3 mos

 **Senior Associate**
KPMG
Jan 2009 – Jul 2011 · 2 yrs 7 mos
Dallas/Fort Worth Area

Education

 **University of Nebraska-Lincoln**
Bachelor of Science, Finance and Accounting

2004 – 2008

Licenses & certifications

Limited Representative - Investment Banker (Series 79 & 63)
FINRA
Issued Oct 2011 · No Expiration Date

Certified Public Accountant (CPA)
American Institute of Certified Public Accountants (AICPA)
Issued Jun 2011 · No Expiration Date

Skills & endorsements

Financial Analysis · 11

 Endorsed by **Bob Dudzinski and 4 others who are highly skilled at this**

 Endorsed by **4 of Jim's colleagues at Hou Lokey**

Due Diligence · 10

 Endorsed by **Dan Johnson, CFA, CPA, who is highly skilled at this**

 Endorsed by **5 of Jim's colleagues at Hou Lokey**

Financial Modeling · 7

 Endorsed by **Bob Dudzinski and 1 other who is highly skilled at this**

 Endorsed by **3 of Jim's colleagues at Hou Lokey**

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